Exhibit 99.1

2025 INTERIM REPORT

TABLE OF CONTENTS

I. INTERIM MANAGEMENT REPORT	2
II. INTERIM CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS MDXHEALTH SA	5
1. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME	5
2. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION	6
3. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	7
4. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS	8
5. EXPLANATORY NOTES	9
III. CORPORATE INFORMATION	19

This Interim Report contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth SA and its wholly-owned subsidiaries (hereinafter “MDxHealth” or the “Company”) and the market in which it operates. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s plans relating to commercializing its tests and related diagnostic products and services (collectively “tests”, “testing solutions” or “solutions”) and the rate and degree of market acceptance of its solutions; the size of the market opportunity for the Company’s Confirm mdx, Select mdx, Resolve mdx, Monitor mdx and Genomic Prostate Score (“GPS”) tests and other future tests and solutions it may commercialize or develop; the acceptance of the Company’s testing solutions by healthcare providers; the willingness of health insurance companies and other payers to cover the Company’s testing solutions and adequately reimburse the Company for such solutions; the Company’s plans relating to the further development of testing solutions; existing regulations and regulatory developments in the United States, Europe and other jurisdictions; the Company’s ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of the Company’s research and development programs; the period over which the Company estimates its existing cash will be sufficient to fund future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the Company’s ability to attract and retain qualified employees and key personnel; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its testing solutions and technology; the Company’s ability to operate its business without infringing the intellectual property rights and proprietary technology of third parties; the possibility that the anticipated benefits from the Company’s business acquisitions will not be realized in full or at all or may take longer to realize than expected; costs associated with defending intellectual property infringement, product liability and other claims; and uncertainties associated with global macroeconomic conditions. The risks included above are not exhaustive. Other important risks and uncertainties are described in the Risk Factors section of the 2024 Annual Report on Form 20-F and under the heading “Principal risks related to the business activities” in “Section I. Interim Management Report” below. You are further cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this Interim Report to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This Interim Report does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

I. INTERIM MANAGEMENT REPORT

Highlights

Key non-audited financials, as of June 30, 2025

Key unaudited consolidated figures for the six months ended June 30, 2025 and 2024 (thousands of U.S. dollars, except per share data):

For the six months ended	June 30, 2025	June 30, 2024	$ Change	% Change
Revenue	50,897	41,993	8,904	21%
Gross Profit	33,071	25,349	7,722	30%
Operating expenses	(39,575)	(39,371)	(204)	1%
Operating loss	(6,504)	(14,022)	7,518	(54)%
Net loss	(16,581)	(20,039)	3,458	(17)%
Basic and diluted loss per share	(0.33)	(0.73)	0.40	(55)%

Revenue increased 21% to $50.9 million compared to $42.0 million for the prior year. The revenue in the first six months of 2025 was comprised of 85% from tissue-based tests.

Gross profit increased 30% to $33.1 million compared to $25.3 million for the prior year. Gross margins were 65% as compared to 60.4% for the prior year, an improvement of 4.6 percentage points.

Operating loss decreased 54% to $6.5 million compared to $14.0 million for the prior year, driven by higher revenues and gross profit.

Net loss decreased 17% to $16.6 million compared to $20.0 million for the prior year, primarily driven by the decrease in operating loss, partially offset by net non-cash fair value adjustments of $5.5 million.

Justification to continue using the accounting rules on the basis of going concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of and for the period ended June 30, 2025, had an accumulated deficit of $386.1 million, a net loss of $16.6 million, and net cash used in operating activities of $4.2 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months.

While these conditions, among others, could raise substantial doubt about its ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of June 30, 2025, the Company had cash and cash equivalents of $32.8 million. Taking into account the above financial situation and on the basis of the most recent business plan, including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to maintain adequate levels of cash as required by certain financial covenants present in the OrbiMed Loan Facility (described in Note 9), and to access additional cash through debt, equity or other means, for which at this moment, a material uncertainty exists that casts doubt on the Company’s ability to continue as a going concern.

Principal risks related to the business activities

MDxHealth operates in a rapidly changing environment that involves a number of risks that could materially affect its business, financial condition or future results, some of which are beyond the Company’s control. In addition to the other information set forth in this section and elsewhere in this Interim Report, the risks and uncertainties that the Company believes are most important for you to consider have been outlined in the 2024 Annual Report on Form 20-F, which is available on the Securities and Exchange Commission’s website as well as the Company’s website at www.mdxhealth.com/investors/financials.

Our credit facility contains restrictions that limit our flexibility in operating our business, and if we fail to comply with the covenants and other obligations under our credit facility, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

On May 1, 2024, the Company entered into a $100 million Credit Agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”). The Company and OrbiMed entered into amendments to the Credit Agreement in July and August 2024, pursuant to which certain financial covenants were amended and certain amendment fees became payable. The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million was advanced on March 10, 2025, and (iii) $20 million will be made available, at the Company’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. All obligations under the credit agreement are secured by substantially all of the Company’s assets, including intellectual property rights.

The Company is subject to a number of affirmative and restrictive covenants pursuant to the Credit Agreement, which limit or restrict its ability to (subject to certain qualifications and exceptions): create liens and encumbrances; incur additional indebtedness; merge, dissolve, liquidate or consolidate; make acquisitions, investments, advances or loans; dispose of or transfer assets; pay dividends or make other payments in respect of their capital stock; amend certain material documents; redeem or repurchase certain debt; engage in certain transactions with affiliates; enter into certain restrictive agreements; and engage in certain other activities customary for a senior secured credit facility. In addition, if, for any quarter beginning on June 30, 2025 and until the maturity date of the Loan Facility, the Company’s net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the Credit Agreement, MDxHealth shall be required to begin to repay the outstanding principal amount of the Loan Facility in equal monthly installments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the Loan Facility. In addition, the Company will be required to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, initially at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones, as further described in the Credit Agreement filed as exhibit 4.1 to Form 6-K, dated May 1, 2024.

The Company’s obligations under the Credit Agreement are subject to acceleration upon the occurrence of an event of default (subject to applicable notice and grace periods). The Company may also enter into other debt agreements in the future which may contain similar or more restrictive terms.

The Company’s ability to remain in compliance with financial covenants contained in the Credit Agreement, and to make scheduled payments required under the Credit Agreement depends on numerous factors, including the Company’s financial and operating performance, as well as its ability to secure additional operating funds through debt, equity or other means, which is expected to be needed for the Company to remain in compliance with liquidity covenants. While the Company’s revenues are growing and its financial performance is improving, there can be no assurance that the Company will maintain a level of cash reserves or cash flows from operating activities sufficient to remain in compliance with applicable financial covenants and to permit it to pay the principal, premium, if any, and interest on our existing or future indebtedness. If the Company’s cash flows and capital resources prove insufficient, the Company may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. The Company cannot assure you that it would be able to take any of these actions, or that these actions would permit the Company remain in compliance with the Credit Agreement or to meet its scheduled debt service obligations. Failure to comply with the terms and conditions of the Credit Agreement will (subject to applicable notice and grace periods) result in an event of default, which could result in an acceleration of amounts due under the Credit Agreement. The Company may not have sufficient funds or may be unable to arrange for additional financing to repay its indebtedness or to make any accelerated payments, and OrbiMed could seek to enforce security interests in the collateral securing such indebtedness, which would harm the Company’s business. In addition, if the Company is unable to timely achieve certain minimum revenue and liquidity targets, it will be unable to borrow additional funds pursuant to the Loan Facility, which could negatively impact the Company’s ability to fund its operations.

Declaration of responsible persons

The Board of Directors of MDxHealth SA, represented by all its members, declares that, as far as it is aware, the financial statements in this Interim Report, made up according to the applicable standards for financial statements, give a true and fair view of the equity, financial position and the results of the Company and its consolidated subsidiaries. The Board of Directors of MDxHealth SA, represented by all its members, further declares that this Interim Report gives a true and fair view on the information that has to be contained herein. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

II. INTERIM CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MDXHEALTH SA

For the six months ended June 30, 2025

1. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Thousands of $ (except per share data)	Note	Jan-June 2025	Jan-June 2024

Revenues	4	50,897	41,993
Cost of sales (exclusive of amortization of intangible assets)	4	(17,826)	(16,644)
Gross Profit		33,071	25,349
Research and development expenses	5	(5,066)	(5,067)
Selling and marketing expenses	5	(19,743)	(20,661)
General and administrative expenses	5	(12,077)	(11,201)
Amortization of intangible assets		(2,642)	(2,248)
Other operating expense, net		(47)	(194)
Operating loss		(6,504)	(14,022)
Financial income	6	1,112	1,642
Financial expenses	6	(11,468)	(7,659)
Loss before income tax		(16,860)	(20,039)
Income tax benefit		279	0
Loss for the period attributable to owners of the parent		(16,581)	(20,039)

Loss per share attributable to owners of the parent
Basic and diluted		(0.33)	(0.73)

Condensed unaudited consolidated statement of other comprehensive income

Loss for the period attributable to owners of the parent		(16,581)	(20,039)
Other comprehensive (loss) income
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations		(214)	65
Total other comprehensive (loss) income attributable to the owners of the parent		(214)	65
Total comprehensive loss for the period (net of tax) attributable to the owners of the parent		(16,795)	(19,974)

2. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	Note	as of June 30, 2025	as of December 31, 2024
ASSETS
Goodwill		35,926	35,926
Intangible assets	7	37,950	40,592
Property, plant and equipment	8	4,123	4,363
Right-of-use assets		8,019	8,617
Financial assets		835	936
Non-current assets		86,853	90,434
Inventories		3,658	3,869
Trade receivables	10	15,707	14,440
Prepaid expenses and other current assets		1,604	1,788
Cash and cash equivalents		32,811	46,798
Current assets		53,780	66,895
Total assets		140,633	157,329

EQUITY
Share capital		214,670	214,670
Issuance premium		153,177	153,177
Accumulated deficit		(386,096)	(369,515)
Share-based compensation		18,195	17,124
Translation reserve		(829)	(615)
Total equity	14	(883)	14,841

LIABILITIES
Loans and borrowings	9/10	75,655	50,967
Lease liabilities		6,886	7,413
Other non-current financial liabilities	9/10	17,771	41,445
Non-current liabilities		100,312	99,825
Loans and borrowings	9/10		324
Lease liabilities		1,470	1,360
Trade payables	10	6,736	8,001
Other current liabilities		5,278	6,567
Other current financial liabilities	9/10	27,720	26,411
Current liabilities		41,204	42,663
Total liabilities		141,516	142,488
Total equity and liabilities		140,633	157,329

3. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to owners of MDxHealth SA

Thousands of $, except number of shares	Number of shares	Share capital and issuance premium	Accumulated Deficit	Share-based compensation and other reserves	Translation reserves	Total equity
				Note 9, 12
Balance at December 31, 2023	27,288,093	327,108	(331,446)	12,139	(593)	7,208
Loss for the period			(20,039)			(20,039)
Other comprehensive income					65	65
Total comprehensive income for the period			(20,039)		65	(19,974)

Transactions with owners in their capacity as owners:
Issuance of warrants				3,260		3,260
Share-based compensation				694		694
Balance at June 30, 2024	27,288,093	327,108	(351,485)	16,093	(528)	(8,812)

Balance at December 31, 2024	49,497,334	367,847	(369,515)	17,124	(615)	14,841
Loss for the period			(16,581)			(16,581)
Other comprehensive income					(214)	(214)
Total comprehensive income for the period			(16,581)		(214)	(16,795)

Transactions with owners in their capacity as owners:
Share-based compensation				1,071		1,071
Balance at June 30, 2025	49,497,334	367,847	(386,096)	18,195	(829)	(883)

4. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Thousands of $	Note	Jan-June 2025	Jan-June 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(6,504)	(14,022)
Depreciation		1,871	1,450
Amortization of intangible assets		2,642	2,248
Provision for inventory obsolescence		528	-
Share-based compensation	12	1,071	694
Other non-cash transactions		70	205
Cash used in operations before working capital changes		(322)	(9,425)

Changes in operating assets and liabilities
Increase (-) in inventories		(317)	(975)
Increase (-) in receivables		(1,083)	(2,799)
Decrease (-) increase (+) in payables		(2,507)	3,406
Net cash outflow from operating activities		(4,229)	(9,793)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	8	(840)	(786)
Acquisition and generation of intangible assets		-	(971)
Earnout payment (GPS acquisition)	7	(19,658)	-
Interest received		922	363
Net cash outflow from investing activities		(19,576)	(1,394)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan obligation	9	24,250	53,358
Earnout payment (GPS acquisition)	7	(8,313)	-
Repayment of loan obligations, loan modifications, and debt extinguishment costs	9	(324)	(39,218)
Payment of lease liability		(1,032)	(951)
Payment of interest		(4,554)	(2,888)
Other financial expense		(227)	(141)
Net cash inflow from financing activities		9,800	10,160

Net (decrease) / increase in cash and cash equivalents		(14,005)	(1,027)

Cash and cash equivalents at beginning of the period		46,798	22,380
Effect of exchange rates		18	(9)
Cash and cash equivalents at end of the period		32,811	21,344

5. EXPLANATORY NOTES

Accounting policies

1.	Basis of preparation

When used in this report, all references to “MDxHealth”, the “company”, “we”, “our” and “us” refer to MDxHealth, SA and its subsidiaries. MDxHealth is a limited liability company domiciled in Belgium, with offices and labs in Belgium and the United States and The Netherlands. The reporting and functional currency of the Company is the U.S. Dollar.

MDxHealth is a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. The Company’s novel prostate cancer genomic testing solutions combine advanced clinical modeling with genomic data to provide each patient with a personalized cancer risk profile, which provides more accurate and actionable information than standard risk factors (e.g., PSA, DRE, age) used by clinicians.

The Company’s Select mdx and Confirm mdx solutions address men at risk for developing prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. The Company’s Genomic Prostate Score (GPS) solution addresses men newly diagnosed with prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease, including active surveillance. To further supplement its prostate cancer menu, the Company’s Resolve mdx was developed especially for patients with recurrent, persistent, and complicated urinary tract infections (UTIs), and combines precise pathogen identification and resistance gene detection with a proprietary susceptibility methodology that identifies personalized oral antibiotic options for fast resolution and improved patient outcomes. The Company’s collective decades of experience in precision diagnostics and its portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports its active pipeline of new testing solutions for prostate and other urologic diseases.

The Company is headquartered in Belgium. The parent company, MDxHealth SA, has its registered and corporate office in Cap Business Center, Rue d’Abhooz 31, 4040 Herstal, Belgium. MDxHealth, Inc., the Company’s U.S. subsidiary, is located at 15279 Alton Parkway, Suite 100, Irvine, CA 92618, United States. MDxHealth B.V., the Company’s Dutch subsidiary, is located at Transistorweg 5, 6534 Nijmegen, The Netherlands which the Company is planning on closing its operations before year end.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The functional and presentation currency is the U.S. Dollar ($) and all amounts are presented in thousands of U.S. Dollars, rounded to the nearest thousand, unless otherwise indicated. The results and financial positions of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet. At June 30, 2025, the exchange rate applied for assets and liabilities was €1 to $1.1720 (at December 31, 2024: €1 to $1.1039) quoted by the European Central Bank.

●	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates. At June 30, 2025, the exchange rate applied for income and expenses was €1 to $1.0927 (at June 30, 2024: €1 to $1.0813) quoted by the European Central Bank.

●	All resulting exchange differences are recognized in other comprehensive income.

These interim consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as of, and for the year ended, December 31, 2024.

The Company ended the period with $32.8 million in cash and cash equivalents as of June 30, 2025, and continued to incur losses. The Company is expecting continued losses and negative operating cash flows in the coming twelve months. Taking into account the above financial situation and on the basis of the most recent business plan, including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to maintain adequate levels of cash as required by certain financial covenants present in the OrbiMed Loan Facility (described in Note 9), and to access additional cash through debt, equity or other means, for which at this moment, a material uncertainty exists that casts doubt on the Company’s ability to continue as a going concern.

2.	Significant accounting policies, use of judgments and estimates

The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB), collectively “IFRS”. In addition, the financial statements are also prepared in accordance with IFRS as adopted by the EU (“EU IFRS”). The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2024. No amendments to existing standards that became applicable as from January 1, 2025, have a material impact on the interim condensed consolidated financial statements or accounting policies.

The preparation of the interim condensed financial statements in compliance with IAS 34 requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The Company has applied the same accounting policies and there have been no material revisions to the nature and amount of estimates and judgments in its interim condensed consolidated financial statements.

3.	Significant events and transactions

Refer to Note 9, for further information on the Company’s earnout payment to Exact Sciences.

4.	Revenue and cost of sales

Revenue

Thousands of $ For the six months ended June 30	2025	2024
Tissue-based revenue	43,180	33,659
Liquid-based revenue	7,702	8,304
Royalties and other revenues	15	30
Total revenue	50,897	41,993

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. Revenue is generated primarily in the U.S. with minimal revenue recognized throughout Europe and the rest of the world. The Company does distinguish between three sources of revenue:

●	Tissue-based revenue, from the Company’s Confirm mdx and GPS tests;

●	Liquid-based revenue, from the Company’s Select mdx, Resolve mdx, and Germline tests; and

●	Royalties and other revenues

Revenues related to royalties, licenses and other revenues are generally recognized over time as described in Note 2.7 of the Company’s 2024 year-end financial statements on Form 20-F. The Company did not recognize any contract assets or contracts liabilities.

Total revenue for six months ended June 30, 2025, was $50.9 million, an increase of 21% as compared to total revenue of $42.0 million for the six months ended June 30, 2024. Tissue-based tests (being GPS and Confirm mdx) comprised 85% and 80% of our six months ended June 30, 2025, and 2024 revenues, respectively.

Cost of sales (exclusive of amortization of intangible assets)

Thousands of $ For the six months ended June 30	2025	2024
Cost of sales (exclusive of amortization of intangible assets)	(17,826)	(16,644)
Total cost sales	(17,826)	(16,644)

The costs of sales include the costs associated with providing testing services to third parties and include the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition. Amortization of intangible assets are excluded from cost of sales and are presented separately in the statement of profit or loss.

5.	Operating expenses

For further information relating to the primary nature of the costs associated with each of our operating expenses categories, reference Note 4 in the 2024 20-F filing. The following is a summary of the significant drivers of the changes affecting operating expenses.

Research & development expenses

For the six months ended June 30, 2025, research and development expenses remained flat. Excluding a one-time $0.5 million charge for obsolete inventory, research and development expenses would have decreased $0.5 million, or 10%. primarily due to lower consulting, labor and reagent costs.

Sales and marketing expenses

For the six months ended June 30, 2025, selling and marketing expenses decreased by $0.9 million, or 4%, primarily due to lower commission expenses.

General and administrative expenses

For the six months ended June 30, 2025, general and administrative expenses increased by $0.9 million or 8%, primarily due to stock-based compensation and the overall growth in our business.

Other operating expense, net

For the six months ended June 30, 2025, other operating expense, net decreased by $0.1 million, primarily due to non-cash GPS fair-value adjustments.

6.	Financial income and expense

Financial income

Thousands of $ For the six months ended June 30	2025	2024
Interest income	922	363
Fair value adjustments
Exact Sciences 5-year warrants	-	1,037
Innovatus derivative instrument	-	165
Derivative financial assets	190	77
Total financial income	1,112	1,642

Financial income for the period ended June 30, 2025, decreased by $0.5 million, or 32%. This reduction was primarily attributed to the absence of a $1.0 million gain from fair value adjustments related to the Exact Sciences 5-year warrants, partially offset by an increase of $0.6 million in interest income generated from our cash reserves.

Financial expenses

Thousands of $ For the six months ended June 30	2025	2024
Contingent consideration fair value adjustments:
GPS contingent consideration	(5,421)	(1,028)
NovioGendix contingent consideration	(112)	(68)
GPS Right to pay earnout in shares	(292)
Total contingent consideration fair value adjustments	(5,825)	(1,096)

Other financial expenses:
Innovatus debt extinguishment costs	-	(3,130)
Interest on Innovatus loan	-	(1,775)
Interest on OrbiMed loan	(5,061)	(1,315)
Interest on other loans & leases	(375)	(202)
Other financial loss	(207)	(141)
Total other financial expenses	(5,643)	(6,563)
Total financial expenses	(11,468)	(7,659)

Financial expenses for the period ended June 30, 2025, increased by $3.8 million, or 50%, primarily from increases in loan and lease interest expense of $2.1 million as well as an increase of $4.4 million in the fair value of the GPS contingent consideration, partially offset by the absence of $3.1 million in debt extinguishment costs.

7.	Intangible assets

Thousands of $	Patents and software licenses	Internally-developed intangible assets	Externally acquired intellectual property	Customers	Total
Gross Value at January 1, 2024	5,134	13,032	41,375	8,007	67,548
Additions		1,164			1,164
Gross Value at June 30, 2024	5,134	14,196	41,375	8,007	68,712

Accumulated amortization and impairment at January 1, 2024	(5,134)	(9,060)	(7,272)	(1,745)	(23,211)
Additions		(171)	(1,460)	(616)	(2,247)
Accumulated amortization and impairment at June 30, 2024	(5,134)	(9,231)	(8,732)	(2,361)	(25,458)
Net value at June 30, 2024	-	4,965	32,643	5,646	43,254

Thousands of $	Patents and software licenses	Internally-developed intangible assets	Externally acquired intellectual property	Customers	Total
Gross Value at January 1, 2025	5,134	14,196	41,375	8,007	68,712
Additions
Gross Value at June 30, 2025	5,134	14,196	41,375	8,007	68,712

Accumulated amortization and impairment at January 1, 2025	(5,134)	(9,813)	(10,196)	(2,977)	(28,120)
Additions	-	(566)	(1,460)	(616)	(2,642)
Accumulated amortization and impairment at June 30, 2025	(5,134)	(10,379)	(11,656)	(3,593)	(30,762)
Net value at June 30, 2025	-	3,817	29,719	4,414	37,950

As of June 30, 2025, and 2024, the Company capitalized $0 and $1.2 million, respectively, in GPS and Resolve mdx development expenses.

8.	Property, plant & equipment

During the six-months ended June 30, 2025, the Company acquired $0.8 million of fixed assets, which consisted of $0.6 million of laboratory equipment, $0.1 million of leasehold improvements, and $0.1 million of IT equipment and furniture. The primary purpose of these acquisitions was to add testing capacity for GPS and Resolve assays. During the six-months ended June 30, 2024, the Company acquired $0.8 million of fixed assets, which consisted of $0.5 million of laboratory equipment, $0.1 million of leasehold improvements, and $0.2 million of IT equipment and furniture.

9.	Loans, borrowings, lease obligations and other financial liabilities

	Loans and Borrowings		Other Financial Liabilities
Thousands of $ As of	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Beginning balance	51,291	36,207	67,856	66,154
Cash movements
Loans and borrowings repaid[1] (Innovatus / PPP)	(324)	(39,540)
Loans and borrowings received (OrbiMed)	25,000	53,011	-	-
Fees related to second OrbiMed draw	(750)	-
Amendment and other fees related to OrbiMed agreement	(71)	(704)	-	-
Earnout paid (GPS / Noviogendix)			(27,971)	(555)
Non-cash movements
Recognition of Innovatus loan fees not yet amortized at early repayment date	-	2,493	-	-
Recognition of OrbiMed loan fees to be amortized	-	(1,715)	-	-
Effective interest rate (EIR) adjustment (Innovatus and OrbiMed)	508	876	-	-
Recognition of Innovatus remaining EIR balance at loan close	-	663	-	-
Reclassification of warrants as an equity instrument[2]	-	-		(1,116)
Innovatus debt extinguishment costs	-	-	-	(27)
Fair value changes through profit and loss	-	-	5,606	3,400
Balance at the closing date	75,655	51,291	45,591	67,856

[1]	Includes the amounts paid for the Innovatus loan closing fees
[2]	Following approval by the General Assembly on June 20, 2024, for the issuance of the warrants, the warrants to Exact Sciences are no longer considered to be a financial liability and have accordingly been reclassified as an equity instrument at the then prevailing fair value of $1.1 million.

OrbiMed Credit Agreement

On May 1, 2024, the Company entered into a $100 million credit agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”). The Credit Agreement provides a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million was advanced, on March 10, 2025, and (iii) $20 million will be made available, at the Company’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. For further information relating to the OrbiMed Credit Agreement reference note 15 in the 2024 20-F filing.

Other financial liabilities

GPS Contingent consideration

As part of the acquisition of the GPS business from Exact Sciences in August 2022, and the subsequent amended asset purchase agreement from August 2023, an aggregate earnout amount of up to $82.5 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earnout payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Fair value adjustments to this contingent consideration are recognized in the statement of profit or loss.

On April 30, 2025, the Company made its first earnout payment to Exact Sciences in the amount of $28.0 million, lowering the aggregate undiscounted amount due to Exact Sciences from $82.5 million to $54.5 million. This earnout payment was in relation to the 2024 GPS revenues.

As of June 30, 2025, the contingent consideration has been assessed at $44.8 million, of which $27.7 million has been recorded under “Other current financial liabilities” and the remaining $17.1 million has been recorded under “Other non-current financial liabilities”. As of December 31, 2024, the contingent consideration was assessed at $67.3 million, and has been accounted for as other financial liabilities (current and non-current liabilities).

Other financial liabilities

Other financial liabilities include the contingent consideration related to the acquisition of NovioGendix in 2015 and amounted to $684,000 as of June 30, 2025, and $572,000 as of December 31, 2024, of which $0 was considered current as of June 30, 2025, and December 31, 2024. The contingent consideration is valued at fair value through the statement of profit or loss. The fair value of this contingent consideration is reviewed on a periodic basis. The fair value is based on risk-adjusted future cash flows of different scenarios discounted using an interest rate of 20.69% as of June 30, 2025.

10.	Financial instruments and fair value

The table shows the Company’s significant financial assets and liabilities. All financial assets and liabilities are carried at amortized cost with the exception of the contingent considerations in relation to acquisitions and derivative financial instruments reported at fair value through profit and loss.

All financial assets and liabilities are considered to have carrying amounts that do not materially differ from their fair value.

The carrying value and fair value of the financial instruments as of June 30, 2025, and December 31, 2024, can be presented as follows:

Thousands of $	As of June 30, 2025	As of December 31, 2024	Hierarchy
Financial assets At fair value
Option to pay GPS earnout in shares	210	502	Level 3
Right for early repayment of OrbiMed loan	625	434	Level 3
Subtotal financial assets at fair value	835	936

At amortized cost
Trade receivables	15,707	14,440
Cash and cash equivalents	32,811	46,798
Subtotal financial assets at amortized cost	48,518	61,238
Total financial assets	49,353	62,174

Financial liabilities
At fair value
Other financial liabilities
GPS contingent consideration	44,807	67,284	Level 3
NovioGendix contingent consideration	684	572	Level 3
Subtotal financial liabilities at fair value	45,491	67,856

At amortized cost:
Loans and borrowings	75,655	51,291
Lease liabilities	8,356	8,773
Trade payables	6,736	8,001
Subtotal financial liabilities at amortized cost	90,747	68,065
Total financial liabilities	136,238	135,921

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character.

●	The fair value of loans and borrowings applying the effective interest rate method approximates their carrying value (level 2).

o	OrbiMed Loan Facility: the host financial liability was obtained with a variable interest rate based upon the Secured Overnight Financing Rate (“SOFR”), (with a floor of 2.5%) plus a margin of 8.5%.

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●	The fair value of contingent consideration payable to Exact Sciences and NovioGendix (presented in the statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). These are initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income, other operating cost and financial result in the statement of profit or loss.

o	GPS: The fair value of the contingent consideration payable to Exact Sciences is based on a probability-weighted average estimate based on multiple scenarios varying in timing and amount of earnout payment. As stated above, during 2025 the Company made the first earn-out payment of $28.0 million, lowering the aggregate undiscounted amount from $82.5 million to $54.5 million. This probability-weighted estimate of a payout of $54.5 million over the full earnout period is then discounted to its net present value taking into account expected time when earnout would become payable in 2026 and 2027. Fair-value adjustments resulting in a financial charge of $5.4 million and a charge to other operating expenses of $0.1 million have been recorded as of June 30, 2025. The Company used the following discount rates:

▪	At June 30, 2025: 20.69% for the period where the earnout is still variable, and 18.73% for period where the earnout is fixed, but not yet payable

▪	At December 31, 2024: 20.13% for period where earnout is still variable, and 19.07% for period where the earnout is fixed, but not yet payable.

o	NovioGendix: the Company used a discount rate of 20.69%. The effect of the fair value measurement is $0.1 million in the condensed consolidated financial statements of which all is in financial expense.

●	Derivative Financial assets, both valued using valuation models with level 3 inputs:

o	The fair value of the Company’s option to prepay the OrbiMed Loan Facility was measured based on a valuation model which takes into account several factors, including the expected prepayment option exercise price and the potential cash savings that could be realized by the Company. This valuation model is considered as level 3 input and was valued as a $0.6 million financial asset, as of June 30, 2025.

o	The fair value of Company’s option to settle the Exact Sciences earnout obligation in cash or through the issuance of additional shares of the Company was measured based on a Monte Carlo valuation model which takes into account several factors including the expected evolution in Company’s share price as well as the 7.5% ownership limit of the outstanding shares of MDxHealth, as described above. This valuation model is considered as level 3 input and was valued as a $0.2 million financial asset, as of June 30, 2025.

No financial assets or financial liabilities have been reclassified between the valuation categories during the year.

A reconciliation of cash and non-cash movements of level 3 financial assets is presented below:

	OrbiMed prepayment Option		Right to settle Exact Earnout in Shares
Thousands of $ Balance at the closing date of	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Beginning balance	434	-	502	763
Non-cash movements
Recognition of OrbiMed prepayment option	-	429	-	-
Fair value changes through profit and loss	191	5	(292)	261
Ending balance	625	434	210	502

A reconciliation of cash and non-cash movements of level 3 financial liabilities is presented below:

	Financial Derivative Instruments (Innovatus)		Contingent consideration (NovioGendix and GPS)
Thousands of $ Balance at the closing date of	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Beginning balance	-	192	67,856	65,962
Cash movements
Earnouts paid (GPS / Noviogendix)	-	-	(27,971)	(555)
Non-cash movements
Exact Sciences 5-year warrant[1]				(1,116)
Innovatus embedded derivative convertible call option[2]	-	(27)	-	-
Effective interest rate adjustment
Fair value changes through profit and loss	-	(165)	5,606	3,565
Ending balance	-	-	45,491	67,856

[1]	Reclassified to equity in 2024
[2]	Fair value adjusted to zero given full repayment of Innovatus loan

11.	Related party transactions

There were no transactions to key management other than remuneration, warrants, and bonus, all of which are detailed in the Company’s 2024 Annual Report. For the six months ended June 30, 2025, total remuneration for key management and Directors was $1.6 million, and 2.0 million warrants being granted.

There were no other related party transactions.

12.	Warrant plans

During the second quarter of 2025, the shareholders approved the issuance of 3,500,000 Share Options, pursuant to a share option plan named the “2025 Share Option Plan” in an effort to create a pool of outstanding options available for further grants to selected participants. Each 2025 Share option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. As of June 30, 2025, 2,575,000 shares from the 2025 Share Option Plan were granted.

As of June 30, 2025, there are 6,210,976 warrants outstanding, entitling their holders to subscribe to 6,210,976 shares of the Company. As of June 30, 2025, there are 1,699,431 vested warrants outstanding.

The warrants have been granted free of charge. Each warrant entitles its holder to subscribe to one common share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the time of their issuance. The warrants issued generally have a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void. In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has been employed for at least one year.

All warrant grants are considered to be equity-settled, share-based payment plans where the fair value of the warrants granted is determined at the grant date, without subsequent remeasurement. The fair value of each warrant grant is estimated using the Black-Scholes option pricing model with the following assumptions:

●	The dividend return is estimated by reference to the historical dividend payment of the Company; currently, this is estimated to be zero as no dividends have been paid since inception

●	The expected volatility was determined using the Euronext average volatility of the stock over the last two years at the date of grant for any grants done until December 15, 2023, the date on which the delisting from Euronext took place. For any subsequent grants, the expected volatility was determined using the Nasdaq Capital Market average volatility of the stock over the last two years at the date of grant.

●	For grants done until December 15, 2023, the risk-free interest rate was based on the interest rate applicable for the 10-year Belgian government bond at the grant date. For grants performed after December 15, 2023, the risk-free rate was based on the 10-year risk free treasury par yield curve rates listed by the U.S. Department of the Treasury.

The model inputs for warrants granted during the period ended June 30, 2025, included:

Grant Date	Number of Shares	Exercise Plan	Expiry Date	Stock Price	Exercise Price	Expected Dividend Yield	Expected Volatility	Risk Free Rate
January 14, 2025	1,000	2023	31/03/2033	$2.00	$2.00	-	89.87%	4.78%
April 3, 2025	1,000	2023	31/03/2033	$1.50	$1.50	-	79.93%	4.06%
April 3, 2025	500	2024	31/03/2034	$1.50	$1.50	-	79.93%	4.06%
April 11, 2025	2,150,000	2025	31/03/2035	$1.57	$1.47	-	79.87%	4.48%
April 15, 2025	300,000	2025	31/03/2035	$1.60	$1.56	-	80.03%	4.35%
May 2, 2025	53,000	2023	31/03/2033	$1.72	$1.74	-	79.08%	4.33%
May 2, 2025	450,000	2024	31/03/2034	$1.72	$1.74	-	79.08%	4.33%
May 2, 2025	50,000	2025	31/03/2035	$1.72	$1.74	-	79.08%	4.33%
May 7, 2025	75,000	2023	31/03/2033	$1.71	$1.69	-	79.10%	4.26%
May 7, 2025	25,000	2025	31/03/2035	$1.71	$1.69	-	79.10%	4.26%
May 16, 2025	62,500	2023	31/03/2033	$2.09	$1.90	-	78.75%	4.43%
May 16, 2025	19,500	2024	31/03/2034	$2.09	$1.90	-	78.75%	4.43%
June 27, 2025	50,000	2025	31/03/2035	$2.30	$2.18	-	78.55%	4.29%

The total fair value of the granted warrant is estimated at $3.4 million following the underlying assumptions of the model. This amount represents the full fair value of the warrants granted that will vest over time. For the six months ended, June 30, 2025, the company recorded an expense of $1.1 million.

13.	Subsequent events

On August 5, 2025, mdxhealth signed a definitive agreement to acquire the Exosome Diagnostics, Inc. business from Bio-Techne, including the ExoDx Prostate (EPI) test, CLIA-certified clinical laboratory and related assets. This acquisition of the Exosome Diagnostics business enables MDX to expand our liquid-based diagnostics capabilities in prostate cancer. The total consideration for the acquisition is $15 million with $5 million in stock to be paid at closing and $2.5 million annually over the following 4 years with 50% payable in cash and 50% payable in cash or stock at mdxhealth’s discretion. The transaction is subject to customary closing conditions and is expected to close in September.

III. CORPORATE INFORMATION

Registered office

MDxHealth SA has the legal form of a public limited liability company (société anonyme - SA / naamloze vennootschap - NV) organized and existing under the laws of Belgium. The company’s registered office is located at CAP Business Center, Rue d’Abhooz 31, B-4040 Herstal, Belgium.

The company is registered with the Registry of Legal Persons (registre des personnes morales - RPM / rechtspersonenregister – RPR) under company number RPM/RPR 0479.292.440 (Liège).

Listings

NASDAQ: MDXH

Financial calendar

November 12, 2025 – Q3 business update

Financial year

The financial year starts on 1 January and ends on 31 December.

Statutory auditor

BDO Bedrijfsrevisoren / Réviseurs d’entreprises BV/SRL

Da Vincilaan 9

1935 Zaventem

Belgium

Availability of the Interim Report

This document is available to the public free of charge and upon request:

MDxHealth SA – Investor Relations

CAP Business Center - Rue d’Abhooz, 31 – 4040 Herstal – Belgium

Tel: +32 4 257 70 21

E-mail: ir@mdxhealth.com

For informational purposes, an electronic version of the 2025 Interim Report is available on the website of mdxhealth at www.mdxhealth.com/investors/financials